NAME OF REGISTRANT: The Travelers Companies, Inc.

NAME OF PERSON RELYING ON EXEMPTION: Green Century Balanced Fund

ADDRESS OF PERSON RELYING ON EXEMPTION: 114 State Street, Suite 200, Boston, MA 02109

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Shareholder Proposal No. 7 on The Travelers Companies, Inc.’s 2023 Proxy Statement:

Fossil Fuel Supplies

The Travelers Companies, Inc. Symbol: TRV

Filed by: Green Century Balanced Fund

Green Century Capital Management, Inc., (“the Proponent”) is the investment advisor to the Green Century Equity Fund, which seeks your support for the climate-related proposal filed at The Travelers Companies, Inc. (“Travelers” or “the Company”) in the 2023 proxy statement asking the Company to align its underwriting strategies with the emission reduction scenarios published by Intergovernmental Panel on Climate Change (IPCC) or International Energy Agency (IEA) designed to limit global temperature rise to 1.5°C. The Proponent believes that underwriting projects that create new supply of coal, oil, and gas will contribute to systemic financial risk, adversely affecting the Company and diversified investors. Further, continuing to enable fossil fuel emissions threatens to increase insured losses, adversely impact debt and equity holdings, and amplify competitive, reputational, and portfolio risks.

RESOLVED: Shareholders request that the Board of Directors adopt and disclose a policy for the time-bound phase out of Travelers’ underwriting risks associated with new fossil fuel exploration and development projects, aligned with the IPCC’s recommendation to limit global temperature rise to 1.5 degrees Celsius.

Supporting Statement:

The board and management, in its discretion, should define the scope, time frames and parameters of the policy, with an eye toward:

●	the well-accepted definition that new fossil fuel exploration and development projects include exploration for and/or development of oil, gas, and coal resources or reserves beyond those fields or mines that have already been permitted;
●	the pathways and time frames set forth by the International Energy Agency’s Net Zero by 2050 scenario or the IPCC’s low/no overshoot scenarios.

RATIONALE FOR A “YES” VOTE

1.	Physical Risk Due to a Changing Climate - IPCC and IEA reports indicate that expanding fossil fuel supply is likely to push the world beyond the recommended limit of a 1.5°C temperature rise.[12] Exceeding the 1.5°C limit may lead to dangerous physical risks, and, in some cases, irreversible natural resource damage, challenging the Company’s ability to assess future risks or cover claims.

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1 https://www.ipcc.ch/site/assets/uploads/sites/2/2019/06/SR15_Full_Report_High_Res.pdf

2 https://iea.blob.core.windows.net/assets/deebef5d-0c34-4539-9d0c-10b13d840027/NetZeroby2050-ARoadmapfortheGlobalEnergySector_CORR.pdf. Pg 47.

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2.	Competitive Risk - Travelers lags peers in setting ambitious climate-related underwriting exclusions. Investors seeking climate leadership may turn elsewhere to invest.
3.	Reputational Risk - Failure to adopt more ambitious policies exposes Travelers to public awareness campaigns and negative media coverage focused on the insurance industry’s role in fossil fuel expansion and the Company’s contribution to climate change.
4.	Portfolio Risk - Emissions associated with underwriting new risks for fossil fuel clients may increase the potential for negative impacts on insurers’ equity and debt holdings, weakening their financial stability. Insurance-associated emissions may adversely impact diversified holders who may not be able to diversify away from large, system-wide risks such as climate change.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Green Century Balanced Fund is not able to vote your proxies, nor does this communication contemplate such an event. Green Century Balanced Fund urges shareholders to vote for Item Number 7 following the instruction provided on the management’s proxy mailing.

I.	EXECUTIVE SUMMARY

Property and casualty insurers such as Travelers are particularly exposed to an increasingly erratic climate, which is caused, in part, by the emissions from their coal, oil, and gas clients. Predicted increases in the frequency and impact of natural catastrophes may lead to significantly greater insured losses and harm to diversified investors, including the insurers themselves, whose debt and equity investments may lose value from climate-related natural catastrophe losses.3

Failure to act in the near term also exposes the Company to short-term risks which could negatively impact its profitability. For example, erratic and difficult-to-model severe weather events impede insurance companies’ abilities to model the frequency and intensity of natural catastrophes and associated secondary perils.4,5 Travelers may be challenged to accurately assess its future underwriting risks, fulfill its regulatory prudential requirements, and maintain shareholder value.

The IPCC has developed low- and no-overshoot models that describe the society-wide greenhouse gas reductions needed to limit temperature rise to 1.5°C. Using the IPCC models, the IEA developed its Net Zero by 2050 Roadmap, which is a pathway to guide the energy sector from exceeding the 1.5°C limit. In the Roadmap, the IEA concludes that in order to avoid surpassing the 1.5°C limit, there is no room for development of new coal, oil, and gas supply.6 By extension, there is no room to underwrite new coal, oil, and gas projects either.

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3 https://www.unepfi.org/fileadmin/documents/universal_ownership_full.pdf

4 https://www.spglobal.com/ratings/en/research/articles/210923-global-reinsurers-grapple-with-climate-change-risks-12116706

5 https://riskandinsurance.com/from-cat-5-to-secondary-perils-how-insurance-is-battling-climate-change-from-an-underwriting-and-investment-perspective/

6 https://iea.blob.core.windows.net/assets/deebef5d-0c34-4539-9d0c-10b13d840027/NetZeroby2050-ARoadmapfortheGlobalEnergySector_CORR.pdf

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I.	THE PROPOSAL ADDRESSES SHORT- AND LONG-TERM MATERIAL RISKS

Why is a time-bound phase out of underwriting new fossil fuel supply projects an appropriate strategy for Travelers? The proposal’s core ask - which is a commitment to the time-bound phase out new fossil fuel supply projects - is an appropriate strategy for Travelers because it addresses both short-term financial, competitive, and reputational risks as well as long-term climate risk, which may adversely impact its ability to provide insurance, cover claims, and pay dividends to investors in future years. Long-term risk also applies to diversified holders, including Travelers, who may be unable to diversify away from systemic financial risks that stem from the physical impacts of climate change.7

II.	FAILING TO ADDRESS THE PRIMARY DRIVERS OF CLIMATE CHANGE CREATES ONGOING RISKS FOR TRAVELERS

Taking advantage of new underwriting opportunities in the fossil fuel sector in the near-term may expose the Company to short- and long-term risks. The IPCC states unequivocally that exceeding a temperature rise of 1.5℃ presents dangerous physical risks and in some cases irreversible damage to natural resources that humans depend on.8 Nevertheless, according to the 2021 Production Gap report, authored by the U.N., Stockholm Environment Institute, University of Cambridge, and others, the world is planning to produce more than twice the amount of fossil fuels in 2030 than is consistent with a 1.5°C limit.9

Even in the short-term, a changing climate may impede Travelers’ abilities to model the frequency and intensity of natural catastrophes and associated secondary perils.10,11 As insurance customers are increasingly exposed to erratic and difficult-to-model severe weather events, the Company may be challenged to accurately assess its underwriting risks, fulfill its regulatory prudential requirements, and maintain shareholder value.

Travelers’ opposition statement asserts, without evidence, that the proposal would require the Company to “forgo new business opportunities” which could be ceded to “current competitors or new market entrants.” However, offering policies for new fossil fuel projects would very likely lock in carbon emissions for decades, counter to maintaining Travelers’ long-term profitability and the recommended sharp and immediate emissions reductions recommended by climate experts.12

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7 https://www.unpri.org/download?ac=5875. Pg 9.

8 https://www.ipcc.ch/2022/02/28/pr-wgii-ar6/

9 https://productiongap.org/wp-content/uploads/2021/11/PGR2021_web_rev.pdf. Pg 7.

10 https://www.spglobal.com/ratings/en/research/articles/210923-global-reinsurers-grapple-with-climate-change-risks-12116706

11 https://riskandinsurance.com/from-cat-5-to-secondary-perils-how-insurance-is-battling-climate-change-from-an-underwriting-and-investment-perspective/

12 https://www.pbs.org/newshour/world/insurers-withdraw-from-fossil-fuel-projects-amid-climate-change-fears

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The proposal’s request for a time-bound phase out of underwriting new fossil fuel supply projects provides sufficient flexibility for board and management implementation. Travelers states the shareholder proposal “represents an unwarranted intervention in the Company’s existing and effective climate strategy.” However, the proposal is a warranted intervention because Travelers offers no strategies that would align its underwriting book of business with IPCC and IEA low emissions scenarios meant to maintain global temperature rise to 1.5℃.

Further, Travelers already has a prescriptive policy limiting underwriting coal and tar sands risks by project and/or by company. It is perplexing, therefore, that the Company has previously embraced an exclusionary approach, ostensibly to withdraw its support from high-emitting and environmentally damaging industries, but it rejects such an approach now.

Travelers also cites the need to underwrite new fossil fuel projects because the U.S. Energy Information Administration (EIA) reported, in March 2022, that 60% of the U.S. energy generated at electricity generation facilities came from fossil fuels, while only 20% was generated from renewable energy sources.13 Overlooked is another conclusion found in the report: “Renewables consumption for electricity generation grows significantly in all cases [i.e. high or low renewables penetration], even as it trades off with nuclear, coal, and natural gas.”14 Moreover, the EIA’s 2023 update accounts for the effects of the Inflation Reduction Act, predicting that renewable energy sources will provide the U.S. nearly 60% of its electricity by 2050.15

Citing the potential blackouts that occurred in Texas and California in July and September 2022, respectively, Travelers indicates that fossil fuel development is needed to avert these occurrences. The near blackouts were caused by punishing heat waves.16 At that time, The Texas Tribune noted that, “Power grids around the world are facing tests this summer as climate change has led to hotter temperatures,” and that “Climate change has made Texas heat both hotter and longer lasting.”17 The National Climate Assessment18 estimates 20-30 more days over 90℉ in most areas by mid-century if greenhouse gases are not “significantly curtailed.”19 Again, Travelers’ desire to insure new sources of fossil fuel emissions directly contradicts the imperative to prevent extreme weather conditions.

III.	TRAVELERS LAGS INDUSTRY PEERS IN SETTING AMBITIOUS UNDERWRITING EXCLUSIONS

In resisting changes to its underwriting practices, Travelers does not account for the ongoing evolution of the property and casualty insurance market. As of 2023, at least 41, 23, and 14 global insurers have adopted underwriting restrictions for coal, tar sands oil, and conventional oil and gas expansion, respectively.

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13 https://www.eia.gov/outlooks/aeo/pdf/AEO2022_ReleasePresentation.pdf. Pg 15.

14 Ibid. Pg 15.

15 https://www.eia.gov/outlooks/aeo/narrative/index.php

16 https://www.pbs.org/newshour/nation/california-facing-chance-of-blackouts-amid-heat-wave-and-electrical-grid-demand

17 https://www.texastribune.org/2022/07/10/texas-blackouts-power-ercot/

18 https://science2017.globalchange.gov/chapter/6/

19 https://www.c2es.org/content/heat-waves-and-climate-change/

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Commitments made by global insurers exceed Travelers’ underwriting exclusions of tar sands risks and its partial underwriting exclusions of risks related to coal plant construction and coal-related operations:

●	Chubb - In March 2023, Chubb was the first U.S. insurer to announce oil and gas development restrictions. It will now require oil and gas extraction clients to reduce methane emissions and will no longer provide insurance coverage for oil and gas projects in government-protected conservation areas.[20]
●	Munich Re – In October 2022, Munich Re declared that it would no longer invest in or insure contracts or projects exclusively covering the planning, financing, construction or operation of new oil and gas fields, new midstream oil infrastructure and new oil fired power plants.[21]
●	AIG - In March 2022, AIG committed to a net-zero emissions goal by 2050, using science-based emissions reduction targets, and to not invest in or provide insurance cover for any new Arctic energy exploration.[22]
●	Swiss Re – Starting in July 2023, Swiss Re will no longer provide individual insurance covers for oil and gas companies responsible for the world’s 10% most carbon-intensive oil and gas production.[23]
●	Generali - In June 2021, Generali announced that it would no longer underwrite upstream oil and gas activities.[24]
●	Zurich - In November 2021, Zurich ruled out underwriting upstream oil greenfield exploration projects from companies without transition plans.[25]

IV.	TRAVELERS IS EXPOSED TO REPUTATIONAL RISK FROM PUBLIC AWARENESS CAMPAIGNS

Travelers may be exposed to public awareness campaigns and negative media coverage focused on the insurance industry’s role in fossil fuel expansion and the Company’s contribution to climate change. Insurers that provide policies to such projects are coming under fire from environmental groups. As an example, Chubb has been the subject of a public awareness campaign which has included protests in front of the CEO's home and media articles criticizing its environmental approach.26 Similarly, Liberty Mutual has been targeted by activists for financial support for the controversial Keystone XL and Trans Mountain tar sands oil pipelines.27

Insurance Business America reported that Travelers’ decision to continue underwriting fossil fuel projects has been met with criticism from environmental groups.28 Groups gathered outside the Company’s 2022 annual general meeting urging Travelers to “stop insuring fossil fuels,” and claiming that “Travelers underwrites climate change.”29

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20 https://news.chubb.com/2023-03-22-Chubb-Announces-New-Climate-and-Conservation-Focused-Underwriting-Standards-for-Oil-and-Gas-Extraction

21 https://www.munichre.com/en/company/media-relations/statements/2022/new-oil-and-gas-investment-underwriting-guidelines.html

22 https://aig.gcs-web.com/node/53226/pdf

23 https://reports.swissre.com/2021/assets/pdf/AR21_SURE_Sustainability_Report_2021.pdf. Pg 34.

24 https://www.insurancebusinessmag.com/us/news/environmental/generali-unveils-ambitious-climate-goals-259573.aspx

25 https://www.insurancejournal.com/news/international/2021/11/18/642779.htm

26 https://www.insurancebusinessmag.com/us/news/environmental/climate-gets-personal--activists-protest-at-chubb-ceos-home-363601.aspx

27 https://www.insurancebusinessmag.com/us/news/environmental/liberty-mutual-slammed-for-tar-sands-involvement-235233.aspx

28 https://www.insurancebusinessmag.com/us/news/environmental/travelers-swerves-fossil-fuel-insurance-block-407833.aspx

29 https://www.insurancebusinessmag.com/us/news/environmental/travelers-swerves-fossil-fuel-insurance-block-407833.aspx

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V.	RESPONSE TO TRAVELERS’ BOARD OF DIRECTOR’S STATEMENT IN OPPOSITION

Travelers contends that the proposal could require the Company to potentially forgo contracts with state and municipal entities in certain states and risk violating such states’ laws, potentially subjecting the Company to contract debarment in those states. Some states have decided to divest or end business relationships with companies that consider ESG risks, including asset managers and others that may have fossil fuel investment restrictions. According to a recent article in the Washington Post, the approach is “backfiring” as fiduciaries raise concerns about acquiring competitively priced services and maximum returns.30

These types of policies have raised concerns within the insurance industry as well. For example, a spokesperson for the Insurance Information Institute recently stated, “ESG is in the DNA of any insurance company,” and, “It would be very difficult for the insurance industry to insure in an economically viable and sustainable way without paying attention to environmental patterns.”31

As some states file bills that would limit the insurance industry’s ability to assess environmental and climate risk, insurance companies and their trade associations are pushing back.32,33 The Proponent believes that large carriers such as Travelers would be well served to join other insurers their opposition.34 Indeed, Travelers should mount rigorous defenses against political interests that would interfere with its ability to manage its risk, as Travelers has a duty to assess environmental and climate risk in every sector it underwrites in order to protect its customers, investors, and itself.

Travelers concludes that it would be “inadvisable to undermine the energy industry as it works to migrate to renewable energy sources and/or develop other innovative solutions designed to assist in the energy transition.” The Proponent believes Travelers should underwrite policies supporting energy companies that have credible plans to develop and scale clean energy systems. The proposal simply requests that Travelers provide investors a timeline for phasing out projects, not companies, that expand fossil fuel supply and infrastructure.

Travelers warns shareholders that in a “free market system, attempting to solve a complex global and societal issue on a company-by- company basis … will not be effective and will only serve to put certain individual companies at a significant competitive disadvantage.” Yet, participants in the free-market system are choosing to limit underwriting and investments in emissions-intensive industries, like coal. To date, 41 insurance companies have coal-exit policies,35 and due to insurer exclusions, new coal plant construction is virtually uninsurable outside of China.36 To categorically suggest that the free-market system is incapable of accounting for, adapting to, and supporting solutions that address climate risk strains credulity.

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30 https://www.washingtonpost.com/climate-environment/2023/02/28/climate-change-wall-street-investments/

31

https://www.politico.com/newsletters/the-long-game/2023/03/07/anti-esg-comes-for-the-insurance-industry-00085844

32 https://time.com/6267352/esg-business-backlash/

33 https://www.fa-mag.com/news/insurance-co-s-could-not-consider-esg-issues-under-texas-legislation-72694.html

34 https://www.bloomberg.com/news/articles/2023-03-03/texas-anti-esg-bill-targets-public-pensions-insurers?sref=Brs3FVmA

35 https://insure-our-future.com/wp-content/uploads/2023/02/SP-IOF-2022-Scorecard-v0.8-online-3.pdf. Pg 16.

36 Ibid. Pg 14.

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Travelers expresses concern that “our country’s most vulnerable and underserved communities are most likely to be disproportionately impacted” by energy disruptions caused by severe weather and by “the increased costs associated with a reduced supply of energy.” Travelers’ argument ignores the consensus that vulnerable and underserved populations will be disproportionately impacted by climate change-enhanced severe weather. In fact, the U.S. Environmental Protection Agency published a report in September 2021 indicating that even at a 2℃ rise, low income and minority Americans will suffer significantly more heat-related mortality, extreme temperature labor hours lost, and coastal flooding property loss.37

International organizations, such as the European Central Bank, report that engaging in an orderly transition to a net-zero economy, using an IPCC 1.5℃ scenario pathway, will cost less to global GDP in the long run.38 Similarly, the IEA’s World Energy Outlook 2022, reports that an energy system based on rapid adoption of renewables (as represented by IEA’s NZE scenario) would be the cheapest system (one with the lowest total energy cost to 2050).39

VI.	CONCLUSION

Continuing to underwrite new fossil fuel supply is contrary to the recommendations of the IPCC for limiting the most severe impacts of climate change. Climate change will almost assuredly continue to increase insured natural catastrophe losses, and such losses have the potential to lower Travelers’ overall profitability. Further, the impacts of climate change may destabilize financial returns for diversified holders, including Travelers.

Shareholders are rightly concerned that Travelers is not adequately aligned with either the IPCC’s low- or no-overshoot 1.5 ℃ scenarios or the IEA’s Net Zero by 2050 Roadmap. By continuing to underwrite fossil fuel expansion projects, Travelers may be locking in carbon emissions for many decades. Voting in favor of the proposal will provide important input to the board and management as to how to balance Travelers’ short-term strategies against its long-term risk.

Shareholders are urged to vote FOR the proposal asking Travelers to align with the IPCC’s low- or no-overshoot 1.5 ℃ scenarios or the IEA’s Net Zero by 2050 Roadmap and discontinue underwriting the development of new fossil fuel projects.

For questions regarding this proposal, please contact Andrea Ranger, Green Century Capital Management, aranger@greencentury.com.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Green Century Balanced Fund is not able to vote your proxies, nor does this communication contemplate such an event. Green Century Balanced Fund urges shareholders to vote for Item Number 7 following the instruction provided on the management’s proxy mailing.

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37 https://www.epa.gov/system/files/documents/2021-09/climate-vulnerability_september-2021_508.pdf. Pg 77.

38 https://www.ecb.europa.eu/press/blog/date/2022/html/ecb.blog221118~e416e71aba.en.html

39 https://iea.blob.core.windows.net/assets/830fe099-5530-48f2-a7c1-11f35d510983/WorldEnergyOutlook2022.pdf